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                          [INTERPOOL, INC. LETTERHEAD]


CONTACT:  Raoul J. Witteveen
          (212) 916-3261


FOR IMMEDIATE RELEASE

              INTERPOOL ANNOUNCES AWARD OF GRAND ALLIANCE CONTRACT

         PRINCETON, NJ, April 14, 1997 - Interpool, Inc. (NYSE: IPX) announced today that its wholly-owned subsidiary, Trac Lease, Inc., has been awarded a contract by the Grand Alliance Chassis Pool to administer a fleet of up to 42,000 marine shipping container chassis. Trac will also administer over 30 pool locations throughout the United States where the chassis are based. The 42,000 Grand Alliance chassis will make Trac one of the largest administrators of chassis in the world.

         Martin Tuchman, Chairman of Interpool, said that Trac will employ the "Poolstat" copyrighted computer software program which it licenses from its shipping container affiliate, Interpool Limited, to administer the chassis and the pools. The "Poolstat" advanced chassis computer software program permits Trac to report to the steamship lines daily on the movement and condition of the chassis and assist the lines in maintaining efficient inventory levels at the chassis pools.

         Trac Lease owns or operates for Interpool approximately 57,000 chassis which it leases primarily to steamship lines engaged in the international intermodal transportation business. It has also operated chassis pools for the past eleven years for state-run Port Authorities, railroads and terminal operators throughout the United States.

         Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


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